November 30, 2006

Via Federal Express and EDGAR

Kathleen Collins, Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:	Response to SEC Comment Letter dated November 20, 2006
Tribeworks, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Forms 10-QSBA for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Filed November 17, 2006

Dear Madam:

We are in receipt of your letter dated November 20, 2006 in relation to the above referenced items.

We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements.

We now wish to respond further with regard to your letter.

Form 10-QSB/A for Fiscal Quarters Year Ended March 31, 2006 and June 30, 2006

1.
We have discussed the point you have raised with our new Independent Accountants and we agreed that the financial statements for the year to December 31, 2005 should be refiled in an amended Form 10-KSB/A with $1,073,744 reclassified as an investment in Atlas rather than a software development expense. We have engaged Williams & Webster P.S. to reaudit the 2005 financial statements on this basis and we will file and amended Form 10-KSB/A.

2.	As a result of the above decision, we will file a Form 8-K setting out the changes above and the reason therefore.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Atlas Technology Group, 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832

Kathleen Collins, Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

We appreciate the opportunity to respond to the Commission’s comments related to our Form 10-QSB/A filings referenced above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort in the future to ensure that these requirements encompass the comments made.

Thank you for your consideration.

Sincerely, /s/ Peter B. Jacobson Peter B. Jacobson Chief Executive Officer

Atlas Technology Group, 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832